Exhibit 99.5

NICE Announces Finalists for 2012 Customer Excellence Awards
to be Awarded at NICE’s Global Customer Conference,
Interactions 2012

Recognizes 12 companies for impacting every customer interaction and optimizing business performance

Rutherford, New Jersey, April 24, 2012, NICE (NASDAQ: NICE), announced the finalists of the 2012 NICE Customer Excellence Awards after a popular online vote. All of the finalists will present their compelling stories at Interactions 2012, the annual NICE Global Customer Conference, where attendees will participate in a second round of votes on-site to select a winner for each category.

The NICE Customer Excellence Awards recognize 12 companies for excellence in Enterprise Implementation, Business Impact, and Compliance Implementation. Applications were evaluated by NICE User Group (NUG) members worldwide from contact centers in a wide variety of industries.

The finalists of this year's awards are as follows:

•	EnterpriseImplementation Excellence: Contax, Itaú, Liberty Mutual Insurance

•	Business Impact Excellence: Alliance Data Retail Services, American Airlines, Bell Canada, Fidelity Information Services, Go Daddy

•	Compliance Implementation Excellence: American Airlines, American Express, Banco Carrefour

In addition, DHL Express Russia will be recognized as having the European Contact Center of Distinction.

The Enterprise Implementation Excellence Award recognizes customers with innovative implementations of NICE Enterprise solutions during 2011, which display best practices including roll-out efficiency, product/solution adoption, and agent and supervisory staff training. The Business Impact Excellence Award recognizes customers using NICE Enterprise solutions or services to drive measurable improvements supporting their business goals. The Compliance Implementation Excellence Award recognizes customers utilizing NICE solutions to manage and achieve their compliance requirements while balancing cost of ownership and risk exposure.

Interactions 2012, NICE's annual Global Customer Conference held in cooperation with the NICE User Group (NUG) Community, will be taking place from April 30 - May 3 at The Gaylord Opryland™ Resort & Convention Center in Nashville, TN. The event brings together more than 1,500 customers and industry leaders to network, share best practices and learn about exciting new industry trends and solutions for their organization. For more information on Interactions 2012, visit http://www.nice.com/summit/interactions2011/home.php.

"The list of customers and their accomplishments is very impressive,” said Yochai Rozenblat, President of NICE Americas. “We are proud of their exceptional achievements in leveraging customer interactions to optimize business performance, and I look forward to hearing their stories in person during Interactions 2012. This year’s customer conference will once again provide NICE and our customers a great opportunity to share how we work together to deliver excellence in customer service and satisfaction.”

About NICE
NICE (NASDAQ: NICE) is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Anat Earon-Heilborn + 972 9 775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.